May 8, 2019

Stephen J. Riney
Executive Vice President and Chief Financial Officer
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

       Re: Apache Corporation
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-04300

Dear Mr. Riney:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Business Overview
Production, Pricing and Lease Operating Cost Data, page 7

1.    You disclose production volumes for the United States as a whole.
Regarding the
      Delaware and Midland basins, explain to us how you have considered the requirement to provide separate production disclosure for each field that contains 15% percent or more of your total proved reserves expressed on an oil-equivalent-barrels basis. See Item 1204(a)
      of Regulation S-K.
 Stephen J. Riney
Apache Corporation
May 8, 2019
Page 2
Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 15. Supplemental Oil and Gas Disclosures (Unaudited), page F-51

2. The explanation of changes of your proved reserves of oil and gas only addresses the year ended December 31, 2018. Explain to us how you considered the requirement to provide this information for all years for which a complete set of financial statements has been provided. See FASB ASC paragraphs 932-235-50-2 and 932-235-50-5.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721, or Brad
Skinner, Senior Assistant Chief Accountant, at 202-551-3489 with any questions.



FirstName LastNameStephen J. Riney                           Sincerely,
Comapany NameApache Corporation
                                                             Division of
Corporation Finance
May 8, 2019 Page 2                                           Office of Natural
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